					Exhibit 12
Motorola Solutions, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(In Millions)	2012	2011	2010	2009	2008

Pretax income (loss) (1)	$1,211	$726	$661	$636	$(1,020)

Capitalized interest	-	-	-	-	-

Fixed charges
(as calculated below)	130	164	260	256	248

Earnings (2)	$1,341	$890	$921	$892	$(772)

Fixed charges:

Interest expense	$108	$133	$219	$209	$198

Rent expense interest factor	22	31	41	47	50

Total fixed charges (2)	$130	$164	$260	$256	$248

Ratio of earnings to fixed charges	10.4	5.4	3.5	3.5	N/A	(3)

Notes
(1) After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2) As defined in Item 503 (d) of SEC Regulation S-K.

(3) Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by approximately $772 million.